UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Responds to Final U.S. DOC Determination

for Chinese Solar Cells and Modules

We, LDK Solar Co., Ltd., have issued an announcement regarding the final determination of U.S. Department of Commerce on October 10, 2012 to impose countervailing duties of 15.24% and anti-dumping duties of effectively 25.96% on our crystalline silicon photovoltaic modules and cells produced exclusively in China. According to the decision, solar modules produced in China containing solar cells originating from a third country are not subject to such countervailing and anti-dumping duties. The determination by U.S. Department of Commerce is subject to final confirmation from the U.S. International Trade Commission, which is expected by the end of November 2012.

Our press release issued on October 12, 2012 is attached hereto as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: October 12, 2012

Exhibit 99.2

LDK Solar Responds to The Final U.S. DOC Determination

for Chinese Solar Cells and Modules

XINYU CITY, China and Sunnyvale, California, October 12, 2012 — LDK Solar Co., Ltd. (“LDK Solar”) (NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic (PV) products, today issued the following statement regarding the U.S. Department of Commerce’s (DOC) final determination on October 10th, 2012 to impose countervailing duties (CVD) of 15.24% and anti-dumping duties (AD) of effectively 25.96% on LDK’s crystalline silicon photovoltaic modules and cells produced exclusively in China.

“Given the accomplishments and the success of the entire solar industry during the last several years, we strongly regret the DOC’s ultimate decision. LDK Solar has been a leader with worldwide supply chains in the highly-competitive global solar industry since the company’s founding in 2005, and this determination will not change our strategy in developing markets worldwide. LDK Solar reaffirms its commitment to be one of the industry’s top tier companies by creating consistent value for our customers,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar.

“We believe that unilateral trade barriers will not make any solar company more competitive, but will make solar power less competitive against other forms of electricity generation. The growth of destructive trade barriers recently from the U.S. represent significant, long-term challenges to the health of the global solar industry and countervail with the industry’s aim to make solar power affordable for everyone,” concluded Mr. Peng.

“We will continue to deliver high quality PV products at competitive prices to our customers in the United States. Our team in the U.S. has built strong customer relationships to provide top quality and affordable solutions for all U.S. markets — from residential to commercial, utility and off-grid,” added Sam Tong, President and Chief Operating Officer of LDK Solar.

According to the decision, solar modules produced in China containing solar cells originating from a third country are not subject to CVD and AD tariffs.

The determination by the Department of Commerce is subject to final confirmation from the U.S. International Trade Commission (ITC), which is expected by the end of November 2012.

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. In Europe, LDK Solar has offices in Germany, Italy, Spain, France and the UK managing Sales, Marketing and Customer Service. For more information about LDK Solar and its products, please visit www.ldksolar.com.

Safe Harbor Statement for LDK Solar

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

SOURCE LDK Solar Co., Ltd.

Lisa Laukkanen of The Blueshirt Group, +1-415-217-4967, lisa@blueshirtgroup.com for LDK Solar; or Jack Lai, Executive VP and CFO of LDK Solar Co., Ltd., +1-408-245-8801, IR@ldksolar.com

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